Exhibit 99.1

Medicure Provides Apicore Secured Loan to Replace Knight Loan

Acquires additional common shares in Apicore

WINNIPEG, Jan. 9, 2017 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a leading Canadian specialty pharmaceutical company, is pleased to announce that it has provided a secured loan in the amount of US$9.8 million to Apicore Inc. ("Apicore") allowing for the repayment of Apicore's existing debt with Knight Therapeutics Inc. (TSX: GUD) and Sanders Morris Harris Inc.  The loan bears interest at 12% per annum, matures on December 30, 2020 and is secured by a charge over the U.S. assets of Apicore. Funding to provide this loan was previously obtained from Crown Capital Fund IV, LP, an investment fund managed by Crown Capital Partners Inc. ("Crown") (TSX:CRN), in which Crown holds a 40% interest, and the Ontario Pension Board, a limited partner in Crown's funds, as previously announced on November 18, 2016.

The loan constitutes a "related party transaction" under Multilateral Instrument 61-101 ("MI 61-101") Protection of Minority Security Holders in Special Transactions and absent available exemptions would trigger the requirement for a formal valuation and minority shareholder approval of the transaction. The Company has relied on the exemptions from these requirements contained in Sections 5.5(a) and 5.7(a) of MI 61-101 on the basis that the fair market value pertaining to the transaction does not exceed 25% of the Company's market capitalization, calculated in accordance with MI 61-101. A material change report in respect of the loan will be filed as required, but was not filed 21 days in advance of the closing of the loan due to the Company's desire to complete the loan as quickly as possible. The loan was approved by the Board of Directors of the Company.

Additionally, Medicure has acquired an additional 112,500 Class E common shares of Apicore, representing approximately 1% of Apicore, for US$549,000 from a former employee of Apicore and former members of Apicore's Board of Directors. These shares were issued as a result of the exercise of stock options held in Apicore by these individuals and purchased by Medicure at a pre specified price in accordance with Apicore's stock option plan and Medicure's option rights. Medicure currently owns approximately 61% of Apicore on a fully diluted basis and continues to hold option rights until July 3, 2017 to acquire additional shares in Apicore.

About Apicore

Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients ("APIs") and pharmaceuticals, including over 15 Abbreviated New Drug Applications ("ANDAs"), one of which, is partnered with Medicure.  Apicore manufactures over 100 different API's, including over 35 for which Drug Master Files have been submitted to the FDA and 12 that are approved for commercial sale in the U.S. by customers of Apicore.  Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API's for many U.S. and international generic and branded pharmaceutical companies. Apicore has 2 FDA-approved facilities. In the U.S., the Somerset, New Jersey facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

About Medicure

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 08:00e 09-JAN-17